EXHIBIT 99.1

Northern Dynasty: Pebble Partnership submits comments to the EPA on its Revised Proposed Determination,

calling on it to stop its action and to restore integrity in the permitting process

Massive overreach is significantly outside of established process and sets dangerous precedence

September 8, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) announces that its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has submitted extensive comments objecting to the Environmental Protection Agency’s (“EPA”) preemptive veto of the Pebble Project. The Pebble Partnership called upon the agency to withdraw its action and refrain from further action against the project, thus allowing the appeal process undertaken by the U.S. Army Corps of Engineers (“USACE”) to conclude. PLP CEO John Shively had the following statement about the comments submitted by PLP:

“The comments we filed today clearly show there is absolutely no justification for the EPA’s actions against the Pebble Project. The EPA’s proposed veto of Pebble is legally, environmentally and technically unsupported. The EPA action is premature and it flies in the face of decades of regulatory precedent for fair and due process for development projects in Alaska and in the nation.

“The EPA’s actions are politically motivated, and in our comments today we spell out just how indefensible this veto process has become. The EPA has made wildly speculative claims about possible adverse impacts from Pebble’s development that are not supported by any defensible data and are in direct contradiction with the facts demonstrated in the USACE’s Final Environmental Impact Statement (FEIS) for the Pebble Project. The FEIS clearly states that Pebble can be developed without harm to the Bristol Bay fishery. Regulations and court precedent specify EPA must establish that development will have demonstrable adverse impacts before it can initiate a veto, and the EPA did not do this. Simply put, EPA’s speculation about impacts is not the same as demonstrating impacts will occur.

“Congress did not give the EPA broad authority to act as it has in the Pebble case. The 404 veto was intended to be narrowly defined and for specific areas. In this case, the EPA has preemptively vetoed 309 square miles (nearly 200,000 acres) of state of Alaska land, an area 66 times larger than any previous 404 veto. In fact, this site prohibition is 23 times larger than the entire mine site footprint. This is clearly a massive regulatory overreach by the EPA and well outside what Congress intended for the agency when it passed the Clean Water Act.

“Perhaps the most egregious aspect of this entire process is the EPA’s blatant dismissal of the significant economic benefits this project could have for the region and for the state without explanation or justification. The EPA gives short shrift to what hundreds, if not thousands, of jobs could mean for the communities around Iliamna Lake. I know from personal experience what jobs mean for Alaska’s smaller, rural communities and for the Alaska Natives who live there. The Final EIS clearly demonstrates the dramatic impact responsible Pebble development could have for these communities. The benefits are indisputable.

“Should the EPA finalize its Pebble veto, there are numerous violations of rights, agreements and laws that profoundly affect the future of Alaska, and these will likely be contested in court. EPA has blatantly ignored the state of Alaska, which is the landowner that specifically selected the Pebble area for its mineral potential. If the EPA finalizes its veto and precludes any development on 309 square miles of Alaska land, it would be violating Alaska’s Statehood Compact and the ‘no-more’ clause of the Alaska National Interest Lands Conservation Act, which requires congressional approval of any additional park land in Alaska. The EPA would also be violating the U.S. Constitution by taking away the State and the project’s legally protected property interests in the mineral rights underlying the land, without any just compensation.

“EPA gives little to no consideration to the critical role copper will play in our nation’s transition to more renewable sources of power. There are multiple studies and reports that point to a looming supply gap for copper in the decades ahead. Pebble could be a critical source for the copper the nation needs to make this transition, or the U.S. will face the reality of being dependent upon China for the copper and other minerals necessary for green energy.

“Thus, for numerous legal, environmental, technical and economic reasons, the EPA should withdraw its actions against Pebble and let the established permitting and review process function as designed. Our team has submitted a thorough and detailed set of comments against the EPA’s preemptive veto of Pebble and I encourage all project stakeholders to read them.”

A copy of PLP’s comments to the EPA can be found on the Company’s website https://northerndynastyminerals.com/site/assets/files/4968/2022-09-06-pebble-comments.pdf

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) statements on the economic contribution of the Pebble Project to the Alaskan economy, which are based on the Company’s 2021 preliminary economic assessment of the Pebble Project (the “2021 PEA”) which is preliminary in nature, and the IHS Markit report, identified in NDM’s February 28, 2022 news release (the “IHS Markit Report”), (ii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the USACE, (iii) the political and public support for the permitting process, (iv) the ability of the Pebble Project to ultimately secure all required federal and state permits, (v) future metals prices, including the price of copper, (vi) the right-sizing and de-risking of the Pebble Project, (vii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (viii) exploration potential of the Pebble Project, (ix) future demand for copper and gold, (x) the potential addition of partners in the Pebble Project, (ix) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xii) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the assumptions underlying the 2021 PEA, and the assumptions related to the IHS Markit Report, (ii) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (iii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iv) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (v) NDM will be able to establish the commercial feasibility of the Pebble Project, (vi) NDM will be able to secure the financing required to develop the Pebble Project, and (vii) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the 2021 PEA may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements and the 2021 PEA.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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